EXHIBIT H

FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-____________)

Filings Under the Public Utility Holding Company Act of 1935, as amended ("Act")

________________ __, 2005

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission's Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by August ___ , 2005 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After August ___, 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Entergy Corporation, et al. (70- )

Entergy Corporation ("Entergy"), a Delaware corporation which is a registered holding company under the Act, and its wholly owned subsidiaries, Entergy Louisiana, Inc. ("ELI"), a Louisiana corporation, and Entergy Services, Inc. ("ESI"), a Delaware corporation (collectively, "Applicants") have filed an application-declaration under Sections 6, 7, 9, 10, 11, 12(b), 12(c), 12(d) and 13, and rules 42 through 46, 87, 90 and 91 under the Act.

Applicants request authorization for ELI to restructure itself by first converting to a Texas corporation ("Holdings") and then, by effecting a merger, pursuant to Article 5.01 of the Texas Business Corporation Act (the "Merger"), resulting in the formation of two Texas limited liability company subsidiary companies, which will collectively succeed to all of Holdings' property and assets, and associated liabilities. The first limited liability company subsidiary of Holdings, to be known as "Entergy Louisiana, LLC" ("ELL"), at the time of the Merger will become a public utility company, succeed to all of ELI's utility operations, and be allocated substantially all of the Holdings' assets and other properties (including all of the utility assets), as well as assume substantially all of the obligations of Holdings in effect prior to the Merger (including all debt securities and leases). The second limited liability company subsidiary of Holdings, to be known as Entergy Louisiana Properties, LLC ("ELP"), at the time of the Merger will be allocated (i) certain undeveloped real property of the ELI, known as the St. Rosalie and Wilton Plant Sites (collectively, the "Plant Sites"), (ii) ELI's  33% equity interest in System Fuels, Inc. ("SFI"), Entergy's fuel procurement subsidiary (the "SFI Ownership Interest"), and $14,223,000 in SFI notes receivable (the "SFI Notes Receivable"), and (iii) working capital in an amount sufficient to fund the day-to-day business operations of ELP (collectively, the "ELP Assets"), and assume any obligations/liabilities relating to the ELP Assets. Following the Merger, all of the Common Stock and Preferred Stock of Holdings will continue to be outstanding and will continue to be owned by the persons who owned such securities immediately prior to the Merger.1 Also, (i) 146,970,607 units of Common Membership Interests of ELL ("ELL Common Units") , representing all of the issued and outstanding Common Membership Units of ELL, and (ii) 100 units of Common Membership Interests of ELP ("ELP Common Units"), representing all of the issued and outstanding Common Membership Units of ELP, will be issued and allocated to Holdings. Holdings will become an intermediate holding company and, following the Merger, will register as holding company under the Act.

Applicants state that Holdings will have continuing liability for those liabilities and obligations allocated to ELL and ELP at the time of the Merger as provided by law, but not for any obligation or liability incurred by ELL or ELP after the Merger.2 Holdings also will retain an amount of working capital sufficient to meet its business needs. ELL will succeed to and assume all of ELI's jurisdictional tariffs, rate schedules, and service agreements, as well as all of ELI's franchises, and will provide electric service to ELI's customers without interruption. Applicants also propose that ELL, as successor to substantially all of ELI's assets and liabilities, also be the successor to ELI with respect to the commitments and authorizations set forth in the various Commission orders, and underlying applications, including those relating to such matters as the conduct of ELI's utility business or the sale of utility assets, ELI's transactions with associate companies and its financing transactions (except to the extent otherwise provided herein).3

Applicants explain that, pursuant to Louisiana Revised Statutes Section 47.601A, ELI is obligated to pay corporation franchise taxes in the State of Louisiana. These taxes impose a substantial financial obligation on ELI and its ratepayers. For example, ELI's 2005 Louisiana franchise tax liability was $10.3 million. Louisiana law requires every Louisiana corporation (and every non-Louisiana corporation that qualifies to do business in Louisiana or is doing business in Louisiana) to pay this tax. However, Louisiana law does not subject limited liability companies to this tax. For this reason, in Docket No. U-20925 (RRF 2004) of the Louisiana Public Service Commission (the "LPSC"), the LPSC staff recommended that ELI review the feasibility of restructuring its business form into a limited liability company in order to eliminate ELI's obligation to pay franchise taxes and ELI agreed to this recommendation. Accordingly, the proposed restructuring will implement the LPSC staff recommendation in Docket No. U-20925. Upon the approval of the proposed restructuring, the resulting decrease in ELI's jurisdictional revenue requirement (which consists of the anticipated franchise tax savings less the costs associated with the restructuring, amortized over an appropriate period of time) will be fully reflected in ELI's rates.

Applicants propose that Holdings serve as the parent of ELL, since Entergy would itself be exposed to Louisiana franchise tax liability in the event that ELL was to become a direct Entergy subsidiary. It is also proposed that ELP be formed to hold the Plant Sites, the SFI Ownership Interest and the SFI Notes Receivable, since (i)  Holdings cannot retain any real property or other physical assets without also becoming subject to Louisiana franchise tax liability, and (ii) Holdings would become subject to the jurisdiction of the LPSC if it retains the SFI Ownership Interest and SFI Notes Receivable which currently are assets of ELI in rate base.

In connection with the proposed restructuring, Applicants also seek authority for certain related transactions, including (i) authorization for Holdings, ELP and ELL to engage in various financing transactions, (ii) authorization for ESI to provide services to Holdings and ELP,4 and (3) authorization for ELP to pay dividends out of capital to Holdings, its immediate parent company.

I.     Proposed Financing Transactions.

        A.     Holdings Financing Transactions.

Applicants state that, as a result of the Merger, Holdings will become a holding company under the Act and will register under Section 5. Applicants propose that, subsequent to the Merger, no outside party have an interest in Holdings and that Holdings have no outside security holders, lenders or customers (except as provided above with respect to Holdings' continuing liability as to securities issued or other obligations incurred and outstanding prior to the Merger). To effect this intent, within one year of the Merger effective date, Holdings will redeem or repurchase and retire the Preferred Stock previously issued by ELI, which will remain outstanding after the effective date of the Plans of Conversion and Merger. After the Preferred Stock has been redeemed, Holdings will amend its Articles of Incorporation to eliminate authority to issue Preferred Stock. Additionally, since the Plan of Merger provides that all outstanding short or long-term debt of ELI will be allocated to ELL, and ELL will succeed to all of ELI's utility operations, Holdings will have no external debt holders or customers (except with respect to Holdings' continuing liability as to debt securities or customer obligations, which are outstanding prior to the Merger). Also, Entergy will continue to hold all of the outstanding Common Stock of Holdings. Applicants further propose that, upon the effective date of the Merger, ELI's existing December 29, 2003 financing order (the "Finance Order")5 be terminated and that Holdings be authorized to participate in the Money Pool as a lender only, to the extent that it may, from time to time, have surplus funds.6 Inasmuch as Holdings is to be capitalized exclusively with equity and/or debt provided by Entergy, Applicants request authorization for Holdings to issue and sell equity or debt securities to Entergy from time to time through December 31, 2008 (the "Authorization Period"), up to an aggregate amount of $500 million. Any debt securities issued to Entergy pursuant to this authorization will be designed to parallel Entergy's effective cost of capital and will have maturities not exceeding 50 years. Applicants state that Entergy also may elect to make capital contributions or non-interest bearing open account advances to Holdings pursuant to Rule 45. In no event will Holdings borrow from Entergy for the purpose of making loans to associate companies under the Money Pool.

    B.     ELP Participation in Money Pool.

As a result of the Merger, ELP will be formed to own the Plant Sites, the SFI Ownership Interest and the SFI Notes Receivable. Since ELP will not be engaging in any other business operations and is not expected to have any on-going obligations/liabilities other than the payment of taxes, any expenses relating to its ownership of the Plant Sites and routine expenses associated with record-keeping and corporate maintenance requirements, Applicants anticipate that ELP will have minimal financing needs. To satisfy these financing needs, Applicants request authorization for ELP to participate in the Money Pool as a borrower (as well as a lender), through the November 30, 2007 expiration date of the Money Pool Order, on the same basis as the other participating companies. Applicants state that the aggregate principal amount of ELP's borrowings at any one time outstanding through the Money Pool will not exceed $50 million.7 Any loans by ELP to other participants through the Money Pool will be made from ELP's available funds. ELP will not borrow funds for the purpose of making loans to associate companies through the Money Pool.

    C.     ELL Financing Transactions.

Applicants state that since ELL will be the successor to ELI's electric utility business, it will require authorization to issue debt and equity securities to provide financing to satisfy its working capital needs and for other general corporate purposes. Therefore, Applicants request authorization for ELL, from time to time through the Authorization Period, to enter into the following financing transactions:8 to issue and sell units of preferred membership interests ("Preferred Units") and, directly or indirectly, through one or more financing subsidiaries (as described in (vi) below), other forms of preferred or equity-linked securities ("Equity Interests"), up to a combined aggregate amount of $200 million;

    to issue and sell from time to time first mortgage bonds ("First Mortgage Bonds") and unsecured long-term indebtedness ("Long-term Debt"), in all such cases having maturities of up to 50 years in a combined aggregate amount of up to $700 million;

    in connection with the issuance of Equity Interests, to issue Notes (as defined below) to the extent of the related issuance of Equity Interests and Equity Contribution (as defined below);

    to enter into arrangements for the issuance and sale from time to time of tax-exempt bonds ("Tax-exempt Bonds"), in an aggregate principal amount of up to $420 million, for the financing or refinancing of certain pollution control facilities and/or solid waste disposal facilities; and, in connection with the issuance and sale of such Tax-exempt Bonds, to issue and pledge collateral bonds (first mortgage bonds issued as collateral security for such tax-exempt bonds) ("Collateral Bonds") in an aggregate principal amount of up to $470 million (such $470 million is not included in the $700 million referenced in (ii) above); and

    to acquire the equity securities of one or more Financing Subsidiaries (as defined below) and/or Special Purposes Subsidiaries (as defined below) and/or Partner Subs (as defined below), organized solely to facilitate financing, as discussed below; to guarantee the securities issued by such Financing Subsidiaries and/or Special Purpose Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52; and to have the Financing Subsidiaries and/or Special Purposes Subsidiaries pay ELL, either directly or indirectly, dividends out of capital.

Entergy contemplates that the Preferred Units, Equity Interests, First Mortgage Bonds, Long-term Debt, and Tax-exempt Bonds (including Collateral Bonds, if any) would be issued and sold directly to one or more purchasers in negotiated transactions, or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933 (the "Securities Act") in reliance upon one or more applicable exemptions from registration thereunder, or to the public in transactions registered under the Securities Act either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents, acting either as agent or as principal, for resale to the public either directly or through dealers.

Applicants propose that ELL issue and sell Preferred Units, as authorized by its proposed Regulations.9 Applicants anticipate that holders of the Preferred Units will be eligible to vote, together with the holders of the ELL Common Units, for the election of Directors and on other matters requiring approval of the members of ELL.10 As the sole holder of the ELL Common Units, Holdings will have no less than 75% of the combined voting power of the ELL Common Units and, if applicable, the Preferred Units, and so will have sufficient voting power to elect all Directors of ELL. In addition, as is customary with preferred stock, the holders of the Preferred Interests will be entitled to vote as a class on matters that may adversely affect their interests, such as changes in the terms of their Preferred Units, certain mergers and similar matters. In addition to Preferred Units, it is proposed that ELL have the flexibility to issue Equity Interests, directly or indirectly through one or more special purpose finance subsidiaries (including, specifically trust preferred securities), as described below.

Preferred Units or Equity Interests may be issued in one or more series with such rights, preferences and priorities, including those relating to redemption, as may be designed in the instrument creating such series, as determined by ELL's directors or an officer authorized thereby. Preferred Units or Equity Interests may be redeemable or may be perpetual in duration. Distributions on Preferred Units or Equity Interests, each of which may be issued at fixed or floating dividend or distribution rates, will be made periodically and to the extent that funds are legally available for such purpose, but may be made subject to terms which allow the user to defer dividend or distribution payments for specified periods.

All First Mortgage Bonds will have maturities ranging between one and fifty years. First Mortgage Bonds may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount. They may be entitled to mandatory or optional sinking fund provisions and may be issued at fixed or floating rates of interests. First Mortgage Bonds may provide for reset of the coupon in accordance with a remarketing arrangement and may be called from existing investors by a third party. Additionally, they may be backed by a bond insurance policy.

Long-term Debt may be convertible into any other securities of ELL (except ELL Common Units), and will have a maturity ranging between one and fifty years. These securities may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount. Long-term Debt may be entitled to mandatory or optional sinking fund provisions, and may provide for reset of the coupon pursuant to a remarketing arrangement. Additionally, Long-term Debt may be issued at fixed or floating rates of interest, and may be called from existing investors by a third party. The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, of Long-term Debt, as well as any associated placement, underwriting or selling agent fees, commissions, and discounts, if any, would be established by negotiation or competitive bidding.

Applicants also request authority through the Authorization Period for ELL to enter into arrangements ("Arrangements") with one or more government authorities (each, "Issuer") to issue and sell on behalf of ELI up to an aggregate amount of $420 million of tax exempt bonds ("Tax-Exempt Bonds") under one or more trust indentures (collectively, "Indentures") between the Issuer(s) and one or more trustees.11 Under the Arrangements, ELL would be obligated to make payments sufficient to provide for payment by the Issuer(s) of the principal or redemption price of, premium (if any) and interest on, and other amounts owing with respect to the Tax-Exempt Bonds, together with related expenses. Proceeds from the sale of the Tax-Exempt Bonds would be applied to financing, or refinancing existing tax-exempt bonds issued for the purpose of financing, certain ELL pollution control facilities and/or sewage or solid waste disposal facilities ("Facilities").

Under the Arrangements, ELL may be required to issue and pledge first mortgage bonds ("Collateral Bonds") as collateral for the Tax-Exempt Bonds. Correspondingly, Applicants request authority through the Authorization Period to issue and sell up to an aggregate amount of $470 million of Collateral Bonds.12  Under the terms of the Facilities Agreement, the Issuer(s) may purchase from Entergy Louisiana the subject Facilities, and ELL would then repurchase the Facilities from the Issuer(s). Correspondingly, Applicants requests authority through the Authorization Period for ELL to sell the Facilities, which are utility assets.

Each series of Tax-Exempt Bonds would have a maturity ranging from one to forty years. Additionally, Tax-Exempt Bonds may: (1) be subject to optional and/or mandatory redemption at par or at premiums above the principal amount; (2) be subject to mandatory or optional sinking fund provisions; (e) provide for reset of the coupon in accordance with a remarketing arrangement; (4) be issued at fixed or floating rates of interest; (5) be called from existing investors by a third party; (6) be backed by a municipal bond insurance policy; (7) be supported by credit support such as a bank letter of credit and reimbursement agreement; and (8) may be supported by a subordinated lien on the Facilities related to the Tax-Exempt Bonds. The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to Tax-Exempt Bonds of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

Applicants state that dividends/distributions and interest rates on the equity or debt securities proposed to be issued by ELL, pursuant to the authorization requested herein, will be subject to the following limits: The dividend or distribution rate on any series of Preferred Units and Equity Interests or the interest rate on First Mortgage Bonds, Long-term Debt, Tax-exempt Bonds (including Collateral Bonds, if any) will not exceed, at the time of issuance, a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies, but in no event will (i) the dividend/distribution rate (in the case of any such equity securities issued at a fixed rate) exceed 500 basis points over the yield to maturity of a U.S. Treasury Security having a remaining term comparable to the term of such series, (ii) the interest rate (in the case of any such debt securities issued at a fixed rate) exceed 500 basis points (or 400 basis points with respect to Tax-exempt Bonds and any related Collateral Bonds) over U.S. Treasury Securities having a remaining term comparable to the term of such securities, or (iii) the dividend/distribution or interest rate exceed 500 basis points over LIBOR (or 400 basis points over LIBOR with respect to Tax-exempt Bonds or any related Collateral Bonds) for the relevant dividend/distribution or interest rate period in the case of any such equity or debt securities issued at a floating rate.

Applicants further request authority for ELL to acquire during the Authorization Period all of the outstanding ownership interests of special purpose subsidiaries ("Special Purpose Subsidiaries"), through which ELL would issue and sell Equity Interests. ELL would hold the ownership interests of a Special Purpose Subsidiary directly or indirectly. Special Purpose Subsidiaries may be organized in any of the following corporate forms: a limited liability company; a limited partnership; a business trust; or any other domestic entity or structure considered advantageous by ELL.

Authorization is also requested for ELL to: (1) acquire financing subsidiaries ("Financing Subsidiaries"), which would hold ELL's ownership interests in Special Purpose Subsidiaries and, as discussed below, facilitate the issuance of Equity Interests, and (2) acquire directly, or through a Financing Subsidiary, all of the ownership interests of one or more other special purpose subsidiaries organized to hold certain types of ownership interests in Special Purpose Subsidiaries ("Partner Subs"). Partner Subs would be created to hold: (1) membership interests of a Special Purpose Subsidiary where applicable State law requires that a limited liability company have at least two members; and (2) general partnership and/or limited partnership interests in a Special Purpose Subsidiary to ensure that a Special Purpose Subsidiary has a limited partner as may be required under applicable State law.

ELL, a Financing Subsidiary, and/or a Partner Sub would acquire all of the ownership interests of a Special Purpose Subsidiary for an amount not less than the minimum required by applicable law.13 Applicants request authority for ELL to issue and sell Equity Interests either directly or through Special Purpose Subsidiaries.  ELL would finance any indirect issuance of Equity Interests by directly, or through a Financing Subsidiary, issuing and selling to a Special Purpose Subsidiary unsecured subordinated debentures, unsecured promissory notes or other unsecured debt instruments ("Notes") governed by an indenture or other document. In turn, that Special Purpose Subsidiary would use the Equity Contribution and proceeds from its sale of Equity Interests (collectively, "Proceeds") to purchase those Notes. Alternatively, ELL and/or a Financing Subsidiary would enter into a loan agreement or agreements with a Special Purpose Subsidiary under which the Special Purpose Subsidiary would loan to ELL and/or a Financing Subsidiary the Proceeds from time to time, and ELL and/or the Financing Subsidiary would issue to the Special Purpose Subsidiary Notes in an amount equal to the Proceeds. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) of all Notes would generally be designed to parallel the terms of the Equity Interests to which the Notes relate, and so the maximum principal amount of Notes issued would not exceed the Proceeds. Correspondingly, authorization is requested for ELL to issue and sell Notes directly and indirectly through a Financing Subsidiary to the Special Purpose Subsidiaries. Additionally, authorization is requested for the Financing Subsidiaries and/or Special Purpose Subsidiaries to transfer (directly or indirectly) the proceeds from sales of Equity Interests to ELL, resulting in the payment of dividends out of capital to ELL.

Solely in connection with the issuance of Equity Interests by a Special Purpose Subsidiary, Applicants request authority for ELL and the Financing Subsidiaries to guarantee: (1) payment of dividends or distributions on Equity Interests by the Special Purpose Subsidiary if and to the extent the Special Purpose Subsidiary has funds legally available; (2) payments to the holders of such securities due upon liquidation of the Special Purpose Subsidiary or redemption of the Equity Interests of the Special Purpose Subsidiary; and (3) certain additional amounts that may be payable in respect of such Equity Interests. In the alternative, authorization is requested for ELL to provide credit support for any guaranty that is provided by a Financing Subsidiary.

Applicants state that the proceeds to be received by Holdings, ELP and ELL from the financings authorized by the Commission, pursuant to the Application-Declaration, will be used for general corporate purposes, including (i) the financing of working capital requirements, (ii) financing, in part, investments by Holdings in ELP and ELL, and (iii) the repayment, redemption, refunding or purchase by ELL of its securities.

II.     Services and Related Transactions.

        A.     ESI Services to Holdings and ELP.

Applicants also propose that, pursuant to existing authorization for the provision of services by ESI to Entergy System Companies (see Holding Co. Act Release Nos. 14840 (March 28, 1963) and 15207 (March 23, 1965)), ESI provide corporate, administrative and other support services to Holdings and ELP. Such services will be provided on an "at cost" basis, in accordance with the requirements of Rules 87, 90 and 91, under the Act, and will be performed under service agreements substantially similar to the service agreements previously entered into by ESI with ELI, Entergy's other domestic retail electric utility companies and other regulated business units.

        B.     Services and Other Transactions By and
                Among ELL and Other System Companies.

Applicants state that, as successor to substantially all of ELI's assets, associated liabilities and utility operations, ELL will also be the successor to ELI/Holdings with respect to the Commission's orders relating the provision of services to and by ELL and the other Energy System companies.

Applicants, therefore, state that, pursuant to the existing Commission orders (and related agreements executed pursuant to such authorizations), (i) ESI will provide corporate, administrative, professional, technical and other support services to ELL, (ii) SFI will continue to provide fossil and nuclear fuel related procurement services for ELL's oil and gas fired electric generating stations and for the Waterford Steam Electric Station, Unit 3 ("Waterford 3"), and (iii) EOI will continue to provide operations and management services for Waterford 3, Entergy will continue to guarantee the performance of EOI's obligations under the related operating agreement, and ELL will provide certain related support services to EOI. All such services will be provided "at cost" in accordance with the requirements of Rules 87, 90 ad 91 and the applicable Commission orders. In addition, as the successor to ELI, ELL will provide technical and other support services to Entergy Enterprises, Inc. ("EEI") and certain other Energy non-utility subsidiaries at "cost plus 5%". ELL will also succeed to ELI's existing SEC authorization under the Act with respect to any other agreements or transactions by, between or among ELI and other Energy System companies.14

III.     Dividends Out of Capital.

Applicants further state that, as a result of the proposed restructuring, substantially all of the assets of ELI will be allocated to ELL and the retained earnings of ELP will effectively be set to zero. ELP, therefore, may need to pay dividends to Holdings, its immediate parent company, out of capital. Accordingly, the Applicants request authorization for ELP to pay such dividends out of capital, to the extent not otherwise authorized under the Act.

The application-declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing no later than August ___, 2005, to the Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and serve a copy on the applicants-declarants at the addresses specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application-declaration, as filed or as it may be amended, may be granted and/or permitted to become effective.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.

[NAME OF SECRETARY]

[Secretary]

__________________________

  Entergy, as the holder of all of the Common Stock of Holdings, will consent to the Merger. While the Articles of Incorporation of the Company (and of Holdings) provide/will provide that the holders of at least two-thirds of the outstanding shares of Preferred Stock must also be obtained in order to merge with another corporation or to sell or otherwise dispose of all or substantially all of the assets of the Company, such approval is not required in the event that the transaction is approved by the Commission under the Act. Therefore, assuming approval is granted by the Commission, the consent of the holders of the Company's Preferred Stock is not required to consummate the Merger.

  Pursuant to the Plan of Merger, ELL or ELP, as applicable, will reimburse Holdings for any liabilities or defense related expenses that Holdings incurs with respect to the liabilities and obligations, which are allocated to such entity.

  The following orders recognize and approve the continuation of existing Commission authorization to "successor" entities following a change of corporate form: E.ON AG et al., Holding Co. Act Release No. 27785 (December 29, 2003), approving a reorganization resulting in a change in the form of LG&E Energy Corp. from a Texas corporation to a Texas limited liability company; KeySpan Corporation, Holding Co. Act Release No. 27532 (May 29, 2002), approving Eastern Enterprises change from a Massachusetts business trust to a Massachusetts limited liability company; and Allegheny Energy, Inc. et al., Holding Co. Act Release No. 27486 (December 31, 2001), approving the reincorporation of Allegheny Energy Supply Company, LLC, a Delaware limited liability company, as a Maryland corporation.

  Applicants state that ELL, as the successor to ELI, will succeed to ELI's existing authorizations granted by the Commission, with respect to the rendering/receipt of goods and services among ELI and its associate companies.

  See the Commission's order of December 29, 2003, Holding Co. Act Release No. 27783, authorizing ELI to issue and sell through March 31, 2006 up to an aggregate amount of $750 million of securities in any combination of: (1) unsecured long-term indebtedness, (2) first mortgage bonds, (3) preferred stock, and (4) directly or indirectly through one or more special purpose financing subsidiaries, other forms of preferred or equity-linked securities. This order also authorized ELI, directly or indirectly through one or more finance subsidiaries, to enter into arrangements with government authorities providing for the sale on behalf of ELI of up to $420 million in tax exempt bonds (and, in connection therewith, to issue and pledge up to $470 million of collateral bonds).

  Pursuant to the Commission's November 30, 2004 order, Holding Co. Act Release No. 27918 (the "Money Pool Order) in File No. 70-10240, Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., ESI, SFI, Entergy Operations, Inc. ("EOI") and ELI are currently authorized, through November 30, 2007, to make borrowings through the Money Pool and to issue other types of short-term debt, in order to meet their interim financing requirements. The Money Pool is composed of available funds invested by the above-referenced companies (and Entergy, which participates exclusively as a lender). Since Holdings will become a registered holding company as a result of the merger, authorization is requested for Holdings to participate in the Money Pool as a lender only, through the November 30, 2007 expiration of authorization under the Money Pool Order.

  ELP may also issue equity or debt securities to Entergy, Holdings or to other associate or non-associate companies, pursuant to Rule 52, or receive funds from Entergy or Holdings in the form of capital contributions or non-interest bearing open account advances, pursuant to Rule 45.

  The financing authorizations requested for ELL herein are substantially similar to the authorizations granted to ELI under the Finance Order. Upon the effective date of the Merger, the Finance Order will be terminated and the financing authorizations requested for ELL herein will replace and supercede the authorizations granted under the Finance Order. In addition, as the successor to ELI, ELL will succeed to ELI's existing authorization to issue short-term debt under the Money Pool Order. Specifically, pursuant to the Money Pool Order, ELL will be authorized, through November 30, 2007, to issue short-term debt, consisting of borrowings under the Money Pool or one or more credit agreements, the issuance of commercial paper, or other forms of short-term financing, up to an aggregate amount of $225 million. ELL will also be authorized to participate as a lender in the Money Pool to the extent of its available funds.

  ELI, on behalf of ELL, may agree that ELL will sell Preferred Units and other securities prior to its formation, but the consummation of any such sale shall be conditioned on the effectiveness of the Merger and of the Commission's authorization requested in the Application-Declaration

  The grant to the holders of the Preferred Units of the right to vote for Directors may require ELL to deconsolidate from Entergy for federal tax purposes. If ELL deconsolidates, then it will not be a party to the Entergy Corporation and Subsidiary Companies Intercompany Income Tax Consolidation Agreement, dated April 28, 1988, as amended, and Holdings will retain the benefits and obligations of such Agreement.

  Arrangements would consist of leases, subleases, installment sale agreements, or other agreements (collectively, "Facilities Agreement") or, alternatively, one or more refunding agreements (each, "Refunding Agreement").

  The proposed $470 million of Collateral Bonds is in addition to the aggregate limit applicable to First Mortgage Bonds and Long-term Debt.

  The aggregate amount of this investment by ELL, a Financing Subsidiary, and/or a Partner Sub is referred to here as the "Equity Contribution".

  The applicable Commission orders include the following: Holding Co. Act Release Nos. 14840 (March 28, 1963) and 15207 (March 23, 1965) authorizing the formation of ESI (formerly, Middle South Services, Inc.), as a service company to provide corporate, administrative and other support services to the Entergy System companies, including ELI and Entergy's other domestic retail electric utility companies; Holding Co. Act Release No. 17400 (December 17, 1971) authorizing the formation of SFI to provide fuel procurement services for Entergy's domestic retail electric utility companies, including ELI; Holding Company Act Release No. 20525 (April 28, 1978), authorizing SFI to expand its fuel procurement services to include the procurement of nuclear fuel for Entergy's domestic retail electric utility companies, including ELI; Holding Co. Act Release No. 25100 (June 5, 1990), authorizing the formation of EOI to provide management and operating services with respect to the nuclear electric generating facilities of Entergy's domestic retail electric utility companies, including ELI; and Holding Co. Act Release No. 27040 (June 22, 1999), authorizing ESI, Entergy's domestic retail electric utility companies, including ELI, and certain other Entergy "regulated" business units or service companies to provide technical and other support services to EEI and certain other Entergy non-utility subsidiaries at "cost plus 5%".